PE 12/19/2014 DC

Act: 1934
Section:
Rule: 12H-3
Public Availability: 12/19/2014



15005169

NO ACT
December 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Physicians Capital Group, Inc.
Incoming letter dated December 19, 2014

Based on the facts presented, the Division will not object if First Physicians stops filing periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the year ended September 30, 2014. In reaching this position, we note that First Physicians has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Forms S-2, S-3 and S-8 and that those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, First Physicians will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended September 30, 2014.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Adam F. Turk
Attorney-Adviser



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 19, 2014

Mail Stop 4561

James E. O'Bannon
Jones Day
2727 North Harwood Street
Dallas, Texas 75201-1515

Re: First Physicians Capital Group, Inc.

Dear Mr. O'Bannon:

In regard to your letter of December 19, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

JONES DAY

2727 NORTH HARWOOD STREET • DALLAS, TEXAS 75201.1515
TELEPHONE: +1.214.220.3939 • FACSIMILE: +1.214.969.5100

December 19, 2014

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Physicians Capital Group, Inc. (Commission File No. 000-30326)
Request for No-Action Letter

Ladies and Gentlemen:

On behalf of our client, First Physicians Capital Group, Inc. (the "Company"), we request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the Company should not be precluded from using Rule 12h-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") to suspend its duty to file with the Commission current and periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, notwithstanding the fact that the Company would not be eligible to rely on Rule 12h-3 due to the effectiveness of its Registration Statements, as defined below, during the fiscal year ended September 30, 2014 as a result of the filing of the Company's Form 10-K for the fiscal year ended September 30, 2013. The filing of this Form 10-K had the effect of updating three registration statements filed by the Company pursuant to Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act").

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to promptly file a Form 15 pursuant to Rule 12g-4 and Rule 12h-3 of the Exchange Act after the receipt of such concurrence, prior to December 29, 2014, the date on which the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 otherwise would be due, to deregister the Company's common stock, par value $0.01 per share ("Common Stock"), under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.

The information in this letter regarding the Company has been provided by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company is current in its filing obligations under the Exchange Act through the date of this letter and has made all required filings with respect to the past three fiscal years, including all current reports on Form 8-K. The Company will continue to make all required filings with the

Commission until, subject to the Staff's concurrence with the request set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12g-4 and Rule 12h-3(b)(1)(i) to deregister its Common Stock under Section 12(g) and suspend its reporting obligations under Section 15(d).

Background

The Company was incorporated in Nevada in October 1980 and was re-incorporated in Delaware in November 2000. During the fiscal year ended January 31, 2007, the Company resumed active operations following the acquisition of two ambulatory surgical centers located in Southern California.

The Company is a "smaller reporting company" as defined in Rule 12b-2 promulgated under the Exchange Act, and as of June 30, 2014 had total assets of approximately $41.9 million and stockholders' equity of approximately $5.0 million. The Company's principal executive office is located at 433 North Camden Drive #810, Beverly Hills, California 90210.

Based on a review of publicly available information, management believes the Company became subject to registration under Section 12(g) of the Exchange Act by virtue of the number of record holders of its Common Stock and the related filing of a Form 10 by the Company's predecessor (Interactive Buyers Network International, Ltd.) on July 1, 1999.

After taking into effect the Reverse Stock Split (defined below) effected on October 27, 2014, as of the date of this letter, the only securities of the Company that are issued and outstanding are: (a) Common Stock, (b) options to purchase up to 75 shares of Common Stock, (c) warrants to purchase up to 3,181 shares of Common Stock (the "Warrants"), (d) 67,600 shares of Series 1-A Convertible Preferred Stock (the "Series 1-A Preferred"), (e) 3,900 shares of Series 2-A Convertible Preferred Stock (the "Series 2-A Preferred"), (f) 9,000 shares of Series 5-A Convertible Preferred Stock (the "Series 5-A Preferred") and (g) 4,875 shares of Series 6-A Convertible Preferred Stock (the "Series 6-A Preferred," and together with the Series 1-A Preferred, Series 2-A Preferred and Series 5-A Preferred, the "Preferred Stock").

The Company's Common Stock is the only class of securities of the Company registered or required to be registered under Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act. When originally issued, the Series 5-A Preferred and Series 6-A Preferred provided the holders of those series of Preferred Stock with demand registration rights with respect to the Common Stock issuable upon conversion of the Series 5-A Preferred and Series 6-A Preferred and exercise of certain related warrants. In February 2014, a majority of the Series 5-A Preferred and Series 6-A Preferred holders waived their remaining rights, if any, to this demand registration right. The form of waiver was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 2013, filed with the Commission on April 4, 2014. As a result of the majority consent, these demand registration rights were permanently waived and no holders of the Company's outstanding securities currently have registration rights.

Based on a review of publicly available information with respect to the Series 1-A Preferred and Series 2-A Preferred and on management's knowledge with respect to other securities transactions conducted by the Company, the Preferred Stock and Warrants were issued as restricted securities in transactions exempt from registration under the Securities Act. As such, the resale of Common Stock received upon the conversion of the Preferred Stock or exercise of the Warrants may only occur pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

As of the date of this letter, the Company's Common Stock is quoted on the OTC Bulletin Board operated by OTC Market Group, Inc. under the symbol "FPCG."

The Company does not have any obligation under any contract to file periodic or current reports with the Commission, to maintain its registration under Section 12(g) of the Exchange Act or to maintain its filing obligation under Section 15(d) of the Exchange Act, and it will not make such filings voluntarily or otherwise.

On December 29, 2000, the Company filed a registration statement on Form SB-2 (File No. 333-53024) with the Commission. This registration statement was declared effective on January 11, 2001. On November 15, 2001, the Company filed a post-effective amendment No. 1 on Form S-3 to the Form SB-2. The post-effective amendment on Form S-3 was declared effective July 17, 2002 (the "Form S-3"). The Form S-3 registered 8,273,205 shares of Common Stock for issuance upon conversion of the Series 2-A Preferred or upon the exercise of related warrants to purchase Common Stock. All warrants related to the Series 2-A Preferred expired prior to 2010. In addition, there is currently, and has been since 2005, only one holder of Series 2-A Preferred. Based on a review of publicly available information and Company records, management believes, no shares of Series 2-A Preferred have been converted since at least 2005. On October 31, 2014, the Company filed a post-effective amendment to the Form S-3, removing from registration all of the unissued or unsold shares of Common Stock that had been registered on such Form S-3. This post-effective amendment to the Form S-3 was declared effective on November 5, 2014.

On January 14, 2002, the Company filed post-effective amendment No. 2 on Form S-3 to the Form SB-2 (File No. 333-73472) ("Post-Effective Amendment No. 2") with the Commission. This filing was followed by three additional amendments on Form S-3, dated May 10, 2002, June 11, 2002 and July 15, 2002, respectively (collectively with Post-Effective Amendment No. 2, the "Form S-3 Amendments"). The Form S-3 Amendments registered shares of Common Stock for issuance upon conversion of the Series 2-A Preferred or upon the exercise of related warrants to purchase Common Stock and were declared effective on July 17, 2002. An additional post-effective amendment on Form S-2 to Form S-3 was filed on May 20, 2003. There is no record that this post-effective amendment was declared effective. Based on a telephone conference with the Staff on October 23, 2014, it is the Company's understanding that the final post-effective amendment under File No. 333-73472 was declared abandoned by the Commission on May 13, 2006. Out of an abundance of caution, on October 31, 2014, the Company filed a post-effective amendment to the Form S-3 Amendments, removing from registration all of the unissued or unsold shares of Common Stock that had been registered on such Form S-3 Amendments. This post-effective amendment to the Form S-3 Amendments was declared effective on November 5, 2014.

On December 4, 2001, the Company filed a registration statement on Form S-8 (File No. 333-74516) with the Commission (the "Form S-8"). The Form S-8 collectively with the Form S-3 and Form S-3 Amendments are referred to herein as the "Registration Statements." The Form S-8 registered 37,000,000 shares of Common Stock (not taking into account corporate actions, such as stock splits, taken in the interim) issuable pursuant to the Company's 2001 Stock Options/Stock Issuance Plan (the "Plan") and the Company's Employee Stock Purchase Plan (the "ESPP"). The Plan expired in 2011 and the ESPP was discontinued prior to 2010. No awards have been made under the Plan since June 2010 and no stock options were exercised in the fiscal year ended September 30, 2014. As of the date of this letter, the only outstanding award under the Plan is one award for 150,000 options issued to the Company's current chief executive officer, who is also a director of the Company, in June 2010. On October 27, 2014, the Company filed a post-effective amendment No. 1 to the Form S-8, removing from registration all of the unissued or unsold shares of Common Stock under the Plan and the ESPP.[1] This post-effective amendment No. 1 to the Form S-8 became effective immediately upon filing.

Until the effectiveness of the suspension of the of the Company's Section 15(d) reporting obligation, the Company will not permit the exercise of any outstanding options unless an available exemption from registration exists.[2]

On November 21, 2002, the Company filed a registration statement on Form S-2 (File No. 333-101370) to register 1,148,603 shares of Common Stock to be issued upon the conversion of the Company's then-outstanding Series 3-A convertible preferred stock or upon the exercise of certain warrants. The registration statement was never declared effective, and no shares were issued or sold pursuant to the registration statement. Pursuant to a request for withdrawal, the registration statement was withdrawn in May 2003.

On May 20, 2003, the Company filed a registration statement on Form S-2 (File No. 333-105418) to register 18,289,869 shares of Common Stock to be issued upon the conversion of the

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[1] After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to award and issue securities under a written compensatory benefit plan. The Company has advised us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the award or issuance of securities under any written compensatory benefit plan will be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers arid sales of securities made under the terms of written compensatory benefit plans by an issuer not subject to the reporting requirements of the Exchange Act. Upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible to rely upon the exemption under Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. The Company acknowledges, and will advise all of its option holders that the resale of shares acquired upon the exercise of such options may only be conducted pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, Mango Capital, Inc. (available March 28, 2012).

[2] The Company acknowledges, as noted above, that Rule 701 will be unavailable until its reporting obligations under Section 15(d) have been suspended.

Company's then-outstanding Series 4-A convertible preferred stock or upon the exercise of certain warrants. The registration statement was never declared effective, and no shares were issued or sold pursuant to the registration statement. Based on a telephone conference with the Staff on October 23, 2014, it is the Company's understanding that the registration statement was declared abandoned by the Commission on May 13, 2006.

The registration statements listed above are the only registration statements filed by the Company. The Company had no other registration statements that were on file with the Commission which had unsold securities at the time the Company filed its Form 10-K for the fiscal year ended September 30, 2013.

The Company had more than 300 stockholders of record at the beginning of the current fiscal year triggering an ongoing Section 15(d) reporting obligation for the current fiscal year. However, a reverse stock split of the Common Stock at a ratio of 1-for-2,000 shares was effected on October 27, 2014 (the "Reverse Stock Split"). As a result, as of the date of this letter, the Company has 66 stockholders of record. In addition, if all outstanding shares of Preferred Stock were converted and all outstanding options and warrants were exercised, there would be fewer than 300 record holders of Common Stock. Subject to obtaining the relief requested in this letter, the Company intends to file a Form 15 to deregister the Common Stock under Section 12(g) and suspend its reporting obligations under Section 15(d) promptly following the receipt of such relief and no later than the due date for its Annual Report on Form 10-K for the year ending September 30, 2014.

Discussion

Management is concerned with the continued costs of compliance with the Company's filing requirements under the Exchange Act. Management determined that the Company and its stockholders receive little, if any, benefit from being a public reporting company given its small size and the limited trading in the Company's Common Stock. After careful consideration, the Company's board of directors (the "Board") concluded that the benefits of remaining a public reporting company were outweighed by the burdens and expenses required for continued compliance. As a result, on June 18, 2014, the Board approved the Reverse Stock Split to reduce the number of record holders of the Company to fewer than 300 holders, so that the Company would be eligible to deregister the Common Stock with the Commission. The Company's stockholders approved the Reverse Stock Split on October 15, 2014 and the Reverse Stock Split was effected on October 27, 2014. As discussed above, following the Reverse Stock Split, and as of the date of this letter, there are 66 record holders of the Common Stock.

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Because the Company has fewer than 300 record holders of its Common Stock, it satisfies the requirements of Rule 12g-4(a) and is currently eligible to deregister its Common Stock under Section 12(g) of the Exchange Act.

Once an issuer's duty to file reports under Section 13(a) of the Exchange Act is suspended, the issuer's reporting obligations under Section 15(d) of the Exchange Act are automatically revived. With respect to an issuer's ongoing reporting obligations under Section 15(d), Rule 12h-3 provides a means to suspend reporting, subject to meeting the requirements of Rules 12h-3(a) and (b) and the limitations imposed by Rules 12h-3(c) and (d).

The Company meets the requirements of Rule 12h-3(a) because it has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years, including all current reports on Form 8-K, and will continue to file for the portion of the current fiscal year preceding the date of the Form 15 filing. In addition, the Company satisfies the requirements of Rule 12h-3(b) because its Common Stock, the Company's only class of registered securities, is currently held of record by fewer than 300 holders.

Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings.

A literal interpretation of Rule 12h-3(c) would not permit the Company to suspend the duty imposed by Section 15(d) to file reports required by Section 13(a) prior to filing the Annual Report on Form 10-K for the fiscal year ended September 30, 2014, despite the fact that the Company satisfies the requirements of Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2013, had the technical effect of updating the Registration Statements covering shares of Common Stock pursuant to Section 10(a)(3) of the Securities Act. As a result, absent the no-action relief requested by this letter, pursuant to Rule 12h-3(c), the Company would be required to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, as well as any other current reports due during the quarter ending December 31, 2014, before being able to file a Form 15 to suspend its ongoing reporting obligations under Section 15(d) of the Exchange Act.

During the fiscal year ended September 30, 2014, both the Plan and the ESPP had terminated. Therefore, no awards were granted under either plan. In addition, no options previously granted under the Plan were exercised during the fiscal year ended September 30, 2014 or in the current fiscal year. Accordingly, no sales were made pursuant to the Form S-8 during the year ended September 30, 2014 or through the date of this letter. In addition, on October 27, 2014, the Company filed a post-effective amendment to the Form S-8 to deregister all remaining unsold Common Stock that had been registered on the Form S-8. The post-effective amendment to the Form S-8 became effective immediately upon filing.

During the fiscal year ended September 30, 2014, there was only one holder of Series 2-A Preferred. The holder of Series 2-A Preferred did not convert any shares of Series 2-A Preferred during the fiscal year ended September 30, 2014 or in the current fiscal year. Further, all warrants related to the Series 2-A Preferred expired prior to 2010. Accordingly, no sales were made to the Form S-3 or Form S-3 Amendments during the fiscal year ended September 30, 2014 or through the date of this letter. On October 31, 2014, the Company filed a post-effective amendments to the Form S-3 and the Form S-3 Amendments removing from registration all of the unissued or unsold shares of Common Stock that had been registered on such Form S-3 and Form S-3 Amendments. The Company will advise the holder of Series 2-A Preferred that the resale of Common Stock acquired upon the conversion of such preferred stock may only occur pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

In the proposing release relating to proposed revisions to Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that this "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Company submits that if the purpose of Section 15(d)(1) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no investors are currently able to purchase shares pursuant to any effective Securities Act registration statement of the Company and no sales have occurred under the Registration Statements during the current fiscal year or the fiscal year ended September 30, 2014.

In similar situations where an issuer with a class of securities held of record by less than 300 persons has a registration statement that was updated during either the current or most recent fiscal year pursuant to Securities Act Section 10(a)(3), but under which no sales have been made during the current or most recent fiscal year, the Staff has granted no-action relief under Rule 12h-3 permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current or most recent fiscal year, as applicable. See, e.g., Madison Bancorp, Inc. (available May 27, 2014); VSB Bancorp, Inc. (available March 31, 2014); Gasco Energy, Inc. (available March 31, 2014); Actavis, Inc. (available February 26, 2014); Environmental Tectronics Corporation (available March 22, 2013); Croghan Bancshares, Inc. (available March 21, 2013); China Shenghuo Pharmaceutical Holdings, Inc. (available July 20, 2012); Mango Capital, Inc. (available March 28, 2012); and International Wire Group, Inc. (available November 6, 2009).

In addition, in the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. The preparation of the Company's Annual Report on Form 10-K for the year ended September 30, 2014 would impose a financial burden on the Company and would involve significant time and effort by the Company's management. These financial burdens and management efforts are disproportionate to the benefits to be derived given the limited trading activity in the Company's Common Stock and are very significant relative to the Company's earnings. The Company estimates that the incremental financial cost of continuing to prepare reports under Section 13(a) of the Exchange Act during the first quarter of the year ending September 30, 2015, including the Annual Report on Form 10-K, would be at least $150,000.

The Staff has granted no-action relief and concurred in allowing issuers to file a Form 15 in a range of circumstances where a literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the compliance burdens continued reporting would place on the issuer. In this regard, the Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective Securities Act registration statements that had been automatically updated during the current fiscal year due to the filing of Annual Reports on Form 10-K. See, e.g., Madison Bancorp, Inc. (available May 27, 2014); Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). The Company meets the conditions regularly cited in the relevant no-action letters, including that it is otherwise eligible under Rule 12h-3, no shares of Common Stock have been sold and no options have been exercised under the Registration Statements in the past fiscal year or the current fiscal year, and all remaining shares under the Registration Statements have been deregistered. Further, the only holder of options is the current chief executive officer and a director of the Company.

Further, in particular, the Staff has granted no action relief in instances where issuers conducted going private transactions subject to Rule 13e-3 under the Exchange Act, the intended effect of which was to reduce the number of record holders of stock below 300 in order to deregister the stock under the Exchange Act pursuant to Rules 12g-4 and 12h-3. See, e.g., CoSine Communications, Inc. (available March 15, 2011); GrandSouth Bancorporation (available March 24, 2010); and Mountain Valley Bancshares, Inc. (available March 30, 2009). Like the Company, Cosine Communications, Inc., GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. all exchanged outstanding shares of common stock in order to reduce the number of the record holders of stock below 300. While GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. issued preferred stock in a reclassification of and in exchange for shares of common stock and the Company and Cosine Communications, Inc. issued cash for and canceled shares of common stock in connection with a reverse stock split, the net effect of each of the exchanges was the same. In each occasion, the number of record holders of the issuers' common stock was reduced to below 300. In doing so, the Staff did not object to CoSine Communications, Inc., GrandSouth Bancorporation and Mountain Valley Bancshares, Inc. relying on Rule 12h-3 to suspend their reporting obligations notwithstanding that the effectiveness or required updating of registration statements during the fiscal year in issue. While certain of the Rule 13e-3 transactions may be mechanically different from the reverse stock split conducted by the Company, all four Rule 13e-3 transactions are substantively similar in effect. In our view, these transactions should be treated in the same manner for purposes of Rule 12h-3.

The Company acknowledges that after it ceases to be a reporting company, if on the first day of any subsequent fiscal year (a) there are 300 or more holders of record of its Common Stock or (b) if the total assets of the Company did not exceed $10 million on the last day of any of the Company's three most recent fiscal years and there are 500 or more holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d).

The Company further represents that, at the time it files its Form 15 to deregister its Common Stock under Section 12(g) and suspend its reporting obligations under Section 15(d), it will have fewer than 300 shareholders of record, and it will have filed with the Commission all reports required by Section 13(a) of the Exchange Act prior to such date.

Notwithstanding the withdrawal and termination of the Form S-8, the current holder of options issued pursuant to the Plan will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. The holder of existing options is the current chief executive officer and a director of the Company. He will have access to information about the Company, and have the ability to ask questions of the Board and the Company's other executive officers before making a decision to exercise any options. After the Company ceases to be a reporting company, the issuance of securities pursuant to the Plan will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Plan satisfies the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. See NewCity Communications, Inc. (available October 6, 1988). Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its chief executive officer that shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the reasons outlined above, we respectfully request that the Staff confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 to suspend the Company's obligation to file with the Commission its current and periodic reports required under Section 15(d) of the Exchange Act, including its Annual Report on Form 10-K for the year ended September 30, 2014.

Subject to the Staff's concurrence with the request stated in this letter, the Company intends to promptly file a Form 15 pursuant to Rule 12g-4 and Rule 12h-3(b)(1)(i) to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its obligations to file reports under Section 15(d) of the Exchange Act following receipt of such concurrence and no later than December 29, 2014, the date on which the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 otherwise would be due.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact the undersigned at (214) 969-3766 or by e-mail at jeobannon@jonesday.com or Kelly Turner at (832) 239-3716 or by e-mail at kturner@jonesday.com.

Very truly yours,

James E. O'Bannon

cc: Sean Kirrane, Chief Executive Officer
First Physicians Capital Group, Inc.

Kelly Turner, Jones Day